Gordon K. Davidson Partner	April 1, 2016	Email gdavidson@fenwick.com Direct Dial (650) 335-7237

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention:     Nicholas P. Panos, Senior Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Re:	YuMe, Inc.
Preliminary Proxy Statement filed on Schedule 14A PREC14A filing made on March 25th by YuMe, Inc. File Number: 001-36039

Ladies and Gentlemen:

YuMe, Inc. (the “Company”) is concurrently submitting Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2016. We have also enclosed with the copy of this letter that is being transmitted via overnight courier two copies of the revised Preliminary Proxy Statement in paper format, marked to show changes from the Preliminary Proxy Statement as originally filed.

The Company is also filing Amendment No. 1 in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 30, 2016 (the “Comment Letter”). In this letter, we respond to the Comment Letter on behalf of the Company. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1.

PREC14A filing made on March 25, 2016

1.

Please revise the proxy statement and form of proxy to include the disclosure required by Rule 14a-6(e)(1), or advise. The letter to shareholders, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101.

The Company acknowledges the Staff’s comment and has updated Amendment No. 1 to reflect that the proxy statement and form of proxy are preliminary copies subject to completion.

Securities and Exchange Commission

April 1, 2016

2.

We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

The Company respectfully advises the Staff that the full set of proxy materials will be disseminated to record and beneficial owners via mail. The Company is not relying upon Rule 14a-16 for purposes of electronically disseminating its proxy statement.

Proposal 3 | Viex Proposal Relating to Board Declassification

3.

The second sentence acknowledges that this proposal is “advisory.” The first sentence below the subsection titled “Vote Required and Recommendation” indicates that the proposal is capable of being adopted. Please reconcile these apparent inconsistencies.

The Company acknowledges the Staff’s comment and has updated Amendment No. 1 to clarify that the requisite vote of the Company’s stockholders is sufficient to pass or approve the advisory proposal, but that passage or approval of the advisory proposal would not declassify the Board without further action by the Board and stockholders.

4.

Notwithstanding the disclosure that this proposal is presumably non-binding, please advise us what consideration was given to providing the information requested by Instructions 1 and 2 to Item 19 of Schedule 14A codified at Rule 14a-101. Alternatively, please supplement the discussion with the disclosures contemplated by these provisions given the impact the affirmative vote of the holders of a majority of shares present (in person and by proxy) may have on a future decision by the Board to adopt the proposed resolution.

The Company respectfully advises the Staff that it reviewed Instructions 1 and 2 to Item 19 of Schedule 14A, which refer respectively to proposals for the “classification of directors” and “anti-takeover and similar proposals,” and determined that Proposal 3 does not fall in either category, but is instead a non-binding advisory proposal requesting that the Board be declassified and the removal, rather than the addition, of a charter provision commonly viewed as an anti-takeover measure. Accordingly, the Company determined that Item 19 did not require further disclosure beyond the discussion already included in the Board of Directors Statement regarding the “reasons for and general effect of” Proposal 3. The Company also notes that the Board alone does not have the power to declassify the Board; this would require the amendment of the Amended and Restated Certificate of Incorporation, which would require further approval by the stockholders. The Board has not yet determined whether to take any action based on the outcome of the advisory vote.

Executive Compensation Philosophy, Objectives and Design, page 33

5.	Disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur, or advise. See Item 24 of Schedule 14A.

The Company respectfully advises the Staff that the Company is an “emerging growth company” as defined in 15. U.S.C. §77b(a)(19), and, pursuant to provisions of the Jumpstart our Business Startups Act of 2012 codified at 15. U.S.C. §77b-1, will not be required to hold a shareholder advisory vote on executive compensation until after it has ceased to be an emerging growth company.

Securities and Exchange Commission

April 1, 2016

Other Matters, page 43

6.

Advise us, with a view towards revised disclosure, how the issuer intends to comply with Rule 14a-3(b) given that the mailing of the Annual Report on Form 10-K appears to be conditioned upon the receipt of a written shareholder request for delivery.

The Company acknowledges the Staff’s comment and has updated Amendment No. 1 at page 43.

Form of Proxy

7.	Please revise the form of proxy to provide the disclosures required by Rule 14a-6(e)(1).

The Company acknowledges the Staff’s comment and has updated Amendment No. 1 as indicated in response to Comment No. 1 above.

Finally, the statement from the Company requested by the Staff is included as Annex A to this response letter.

Securities and Exchange Commission

April 1, 2016

Sincerely,

FENWICK & WEST LLP

/s/ Gordon K. Davidson

Gordon K. Davidson

cc:	Jayant Kadambi, President and Chief Executive Officer Paul Porrini, General Counsel YuMe, Inc.

Annex A

YuMe, Inc.

1204 Middlefield Road

 Redwood City, CA 94063

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention:     Nicholas P. Panos, Senior Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Re:	YuMe, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on March 25th by YuMe, Inc.
File Number: 001-36039

Ladies and Gentlemen:

In connection with the above-captioned filing, YuMe, Inc. (“YuMe”) hereby acknowledges that:

• YuMe is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• YuMe may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

YUME, INC.

By:	/s/ Paul Porrini

Paul Porrini, Executive Vice President, General Counsel and Secretary